SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 21, 2002

ROADWAY CORPORATION

(Exact name of issuer as specified in charter)

Delaware	000-32821	34-1956254
State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1077 Gorge Boulevard
Akron, OH

(Address of principal executive offices)

44310

(Zip code)

(330) 384-1717

(Registrant's telephone number, including area code)

TABLE OF CONTENTS

Item 9. Regulation FD Disclosure.

On the date hereof, the Chairman and Chief Executive Officer, and Executive Vice President and Chief Financial Officer of the Company each submitted to the Securities and Exchange Commission the written certification required by 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002) with respect to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 7, 2002. Copies of these submissions are furnished as Exhibits 99.1 and 99.2 hereto solely for purposes of compliance with 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002) and for no other purpose.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROADWAY CORPORATION
(Registrant)

/s/ John G. Coleman
_____

John G. Coleman
Controller

Date: October 21, 2002

EXHIBIT INDEX

Exhibit Number	Description
99.1	Certification of Executive Vice President and Chief Financial Officer.
99.2	Certification of Chairman and Chief Executive Officer.